# FORM 4

[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name **and** Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) | | | |
|---|---|---|---|---|---|
| | **Myers Industries, Inc (MYE)** | X | Director | X | 10% Owner |
| | | X | Officer (give title below) | | Other (specify below) |
| **Myers  Stephen  E** | | **President** | | | |

| (Last)  (First)  (Middle) | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Day/Year  **12/11/2002** | 7. Individual or Joint/Group Filing (Check Applicable Line) | |
|---|---|---|---|---|
| **1293 South Main Street** | | 5. If Amendment, Date of Original (Month/Day/Year) | | Form filed by One Reporting Person |
| (Street) | | | | Form filed by More than One Reporting Person |
| **Akron  OH  44301** | | | | |
| (City)  (State)  (Zip) | | | | |

**Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr.8) Code | V | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount | (A) or (D) | Price | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| **Common Stock** | **12/10/2002** | **12/10/2002** | **S** | | **19,000** | **D** | **11.3005** | **2,134,924** | **D** | |
| **Common Stock** | | | | | | | | **1,880** | **D** | **Living Trust** |
| **Common Stock** | | | | | | | | **47,083** | **I** | **Cust for Son** |
| | | | | | | | | **8,643** | **I** | **Spouse** |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

(Over)
SEC 1474 (9-02)

| FORM 4 (continued) | Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/ Day/ Year) | 3A. Deemed Execution Date, if any (Month/ Day/ Year) | 4. Transaction Code (Instr.8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/ Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| (1)Option/Right to Buy | 15.78 | | | | | | | (2) | 12/14/03 | Common | 8,576 | | 1 | D | |
| (1)Option/Right to Buy | 14.35 | | | | | | | (2) | 12/14/03 | Common | 14,714 | | 1 | D | |
| (1)Option/Right to Buy | 9.65 | | | | | | | (2) | 10/20/04 | Common | 6,376 | | 1 | D | |
| (1)Option/Right to Buy | 8.76 | | | | | | | (2) | 10/20/04 | Common | 8,747 | | 1 | D | |
| (1)Option/Right to Buy | 9.20 | | | | | | | (2) | 3/16/06 | Common | 4,887 | | 1 | D | |
| (1)Option/Right to Buy | 8.36 | | | | | | | (2) | 3/16/06 | Common | 8,816 | | 1 | D | |
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Explanation of Responses:
(1) Employee stock option grants under Myers Industries, Inc. 1997 Incentive Stock Plan, and the 1999 Stock Plan,
(2) The stock option is exercisable in five equal installments, commencing 6 months after the date of the grant, then increasing an additional 20% on the anniversary date for the following four years.

|  |  |
|---|---|
| /s/ Stephen E. Myers | 12/11/2002 |
| **Signature of Reporting Person | Date |

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
   s*ee* Instruction 6 for procedure.

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